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                              May 29, 2020

       Jes s Llorca
       Executive Vice President and Chief Financial Officer
       SEACOR Marine Holdings Inc.
       12121 Wickchester Lane, Suite 500
       Houston, Texas 77079

                                                        Re: SEACOR Marine
Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 15, 2020
                                                            File No. 333-238308

       Dear Mr. Llorca:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Description of Capital Stock, page 4

   1. We note that the forum selection provision in Article XIV of your Third Amended and
                                                        Restated By-Laws
identifies the Court of Chancery of the State of Delaware as the
                                                        exclusive forum for
certain litigation, including any "derivative action." Please disclose whether this provision
applies to actions arising under the Securities Act or Exchange
                                                        Act. In that regard, we
note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all
suits brought to enforce any duty or liability created by the Exchange
                                                        Act or the rules and
regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction
for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder. If the provision applies
to Securities Act claims, please also revise your prospectus to state
 Jes s Llorca
SEACOR Marine Holdings Inc.
May 29, 2020
Page 2
      that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
      Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or
      Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.



                                                             Sincerely,
FirstName LastNameJes s Llorca
                                                             Division of
Corporation Finance
Comapany NameSEACOR Marine Holdings Inc.
                                                             Office of Energy &
Transportation
May 29, 2020 Page 2
cc:       David Zeltner, Esq.
FirstName LastName